

Mail Stop 4631

April 7, 2010

Mr. Brian Lukian
Secretary, Treasurer and Chief Financial Officer
Enhance Skin Products Inc.
695 South Colorado Blvd., Suite 480
Denver, CO  80246

      **RE:**    **Form 10-K/A for the year ended April 30, 2009**
              **Forms 10-Q/A for the periods ended July 31, 2009 and October 31, 2009**
              **Form 10-Q for the period ended January 31, 2010**
              **File No. 0-52755**

Dear Mr. Lukian:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

                        Sincerely,

                        Rufus Decker
                        Accounting Branch Chief